UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tengasco, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88033R205

(CUSIP Number)

Peter E. Salas

P.O. Box 16867, Fernandina Beach, FL 32035

(904) 491-5003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons SSB Ventures LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1) Based on 60,842,413 shares of common stock (the “Common Stock”) of Tengasco, Inc. (the “Issuer”) outstanding on November 7, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2014.

This Amendment No. 2 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on January 10, 2013, as amended by Amendment No. 1 filed with the SEC on May 6, 2014 (as amended, the “Schedule 13D”) by SSB Ventures LLC (the “Reporting Person”) in connection with the distribution, on January 5, 2015, of all of the Reporting Person’s assets, including the shares of Common Stock held by the Reporting Person, in anticipation of the winding down and dissolution of the Reporting Person.

Item 5 of the Schedule 13D is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)                 The Reporting Person may be deemed to beneficially own 0 shares of Common Stock as a result of the distribution of its assets, including 15,676,321 shares of Common Stock previously held by it, on January 5, 2015, to the members of the Reporting Person.

(c) Not applicable, expect as otherwise disclosed herein.
(d) Not applicable.
(e) January 5, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2015	SSB Ventures LLC

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	Managing Member